June 15, 2006


 Sasha Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 Form 10-QSB for the quarter ended March 31, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Following are our responses to the comments in your letter of June 14, 2006.

 Form 10-KSB for the year ended September 30, 2005


 Results of Operations
 ---------------------
 Fiscal year ended September 30, 2005 compared to fiscal year ended
 ------------------------------------------------------------------
 September 30, 2004
 ------------------
 Allowance for Discount on Patient Billings
 ------------------------------------------

  1. We confirm that we are using a rate based on historical data or other relevant information as applicable in determining the allowance for discount on patient billings.


 Critical Accounting Estimates
 -----------------------------
 Allowance for Discounts on Personal Injury Case Billings
 --------------------------------------------------------

  2. As discussed in our response of June 7, the description of the category has been revised to "other" and is a combination of multiple items under $200,000. The one example cited, the reconciliation of the detail customer aging for individual accounts by clinic to the general ledger, was an adjustment of $180,000 where a clinic was using an older version of an accounts receivable accounting system. The adjustment was made as part of the review of accounting systems in connection with the year end audit and was taken into consideration when reviewing the adequacy of the allowance for discount as of September 30, 2004 and, therefore is not an error as of that date.


 Analysis of Allowance for Discount and Uncollectible as of September 30, 2005
 -----------------------------------------------------------------------------

  3. We did a search for "bad debt" and replaced with "allowance for doubtful accounts" throughout the document.

  4.  The allowance is recorded at the time revenue is recognized.


 Internal and External Information
 ---------------------------------

  5. We use the terms "50% of total settlement" and "32% discount on settled cases", which are two distinct measurements defined in this section. We do not use the term "50% settlement rate", which you refer to in your comment. Since we only use the word "discount" when referring to discount on settlement and properly differentiate 50% of total settlement as a separate measurement in this section, we do not believe a revision is necessary.


 Note 13. Subsequent Event
 -------------------------

  6. We have amended the note to reflect the status as of January 13, 2006 for the Form 10-KSB and be consistent with the disclosures in the amended Form 10-QSB as of March 31, 2006.


 Note 14. Contingencies
 ----------------------

  7. Our Independent Accountants have provided us with the disclosures requirements for APB 20 and we have amended the Form 10-KSB accordingly. Please see Note 15 for a summary of the restatements made to the financial statements


 A marked copy of the latest Amended 10-KSB filing is being sent by email. I will telephone on Friday.


 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO